UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Penwest Pharmaceuticals Co.

(Name of Subject Company (Issuer))

West Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

709754105

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$168,332,819.65	$12,002.13
(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $5.00 net per share in cash and (y) 31,946,576 shares of common stock, par value $0.001 per share (“Shares”) of Penwest Pharmaceuticals Co. (“Penwest”) outstanding as of August 6, 2010 (including 64,000 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by Penwest in the Merger Agreement (as defined herein), (ii) the product of (x) 1,195,465 outstanding and unexercised options to acquire Shares with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 net per Share and (B) $2.50, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $5.00 per share as of August 6, 2010 and (iii) the product of (x) 4,070,301 Shares underlying warrants with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 per share and (B) $3.62, which represents the exercise price of the warrants.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009 by multiplying the transaction value by 0.00007130.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,002.13	Filing Party: West Acquisition Corp. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: August 20, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on August 20, 2010, by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), and West Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Penwest Pharmaceuticals Co., a Washington corporation (“Penwest”), at a price of $5.00 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 1 is filed solely for the following purposes: to revise certain disclosures regarding the shareholder tender agreements and to amend and restate the disclosure relating to certain litigation and to describe a memorandum of understanding relating to the settlement of certain litigation.

The third sentence under the heading “WHAT DOES THE BOARD OF DIRECTORS OF PENWEST THINK OF THE OFFER?” on page 8 of the Offer to Purchase and the second full paragraph on page 13 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“Penwest shareholders Tang Capital Partners L.P., whose principal Kevin Tang is a member of Penwest’s board of directors, Perceptive Life Sciences Master Fund Ltd., whose investment manager’s managing member Joseph Edelman is a member of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest, have agreed to tender their Shares in the Offer.”

The second sentence under the heading “HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?” on page 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On August 9, 2010, Tang Capital Partners L.P., whose principal Kevin Tang is a member of Penwest’s board of directors, Perceptive Life Sciences Master Fund Ltd., whose investment manager’s managing member Joseph Edelman is a member of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest, each entered into an agreement to tender their Shares.”

The third sentence under the heading “HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?” on page 9 of the Offer to Purchase and the third sentence of the last paragraph on page 46 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“The Shareholder Tender Agreement entered among Perceptive Life Sciences Master Fund Ltd. (“Perceptive”), Endo and Purchaser mistakenly included 925,000 shares issuable upon exercise of certain warrants that Perceptive had beneficially owned, but had transferred in 2008; accordingly, the Shareholder Tender Agreement among Perceptive, Endo and Purchaser was amended on August 20, 2010 to reflect the correct beneficial ownership in Penwest.”

The second sentence of the last paragraph on page 46 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Such shareholders are: Tang Capital Partners L.P., whose principal Kevin Tang is a member of Penwest’s board of directors, Perceptive Life Sciences Master Fund Ltd., whose investment manager’s managing member Joseph Edelman is a member of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest.”

The portion of Item 15 of the Schedule TO, “Certain legal Matters” entitled “Certain Litigation” is hereby amended and restated in its entirety, and supplemented by adding the new final paragraphs below, so as to read as follows:

“On August 11, 2010, Steve Jackson, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Superior Court of Washington in and for King County, Case No. 10-2-29162-8-SEA (the “Jackson Action”). On August 31, 2010, Steve Jackson filed an amended complaint. The Jackson Action names as defendants Penwest, the members of Penwest’s board of directors, Tang Capital Partners L.P. (“Tang Capital”), Perceptive Life Sciences Master Fund Ltd. (“Perceptive”) and Endo. The Jackson Action challenges the proposed merger between Penwest and Endo (the “Proposed Merger”) and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Penwest, Endo, Perceptive, and Tang Capital aided and abetted such alleged violations. In particular, the Jackson Action alleges, among other things, that: (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; (iii) the defendants have material conflicts of interest and are acting to better their own interests at the expense of Penwest’s public shareholders because the defendants hold restricted stock awards that will vest upon consummation of the Proposed Merger; and (iv) the defendants failed to disclose complete and material information in the Solicitation and Recommendation Statement on Schedule 14D-9 filed with the SEC on August 20, 2010 (the “14D-9”) regarding the decisions of Penwest’s board of directors leading up to the Proposed Merger and financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

With respect to the information concerning the events leading up to the Proposed Merger, the Jackson Action alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) the bases for the $6.50 starting point for negotiations and Penwest and Endo’s subsequent agreement to a $5.00 price; (ii) the discussions regarding a potential spinoff of Penwest’s development assets and analysis thereof; (iii) the discussions regarding the value of the dispute surrounding the value of Penwest’s exclusive rights under the Amended and Restated Strategic Alliance Agreement and an analysis of the same; (iv) the bases for the Penwest board’s direction to Penwest management to change its projections after BofA Merrill Lynch’s Sum-of-the-Parts Discounted Cash Flow Financial Analysis and what those changes were; (v) the unresolved issues in the Merger Agreement before the parties executed it; (vi) alternative strategies considered by the Penwest board; and (vii) alleged conflicts of interest inherent in the process leading up to the Proposed Merger.

With respect to the financial information regarding the Proposed Merger, the Jackson Action alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) details concerning potential conflicts of interest with BofA Merrill Lynch, including fees received by BofA Merrill Lynch for services to Endo and scope of their prior relationship; (ii) the projections and underlying data included in BofA Merrill Lynch’s analysis; (iii) the basis for inputs, selection criteria, and assumptions in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis performed by BofA Merrill Lynch; (iv) information about BofA Merrill Lynch’s Discounted Analyst Price Target analysis; (v) information about BofA Merrill Lynch’s Premiums Paid on Selected Precedent Transactions analysis; and (vi) Penwest management’s valuation and assessment of the Company, its sum-of-the-parts analysis, and Penwest’s stand-alone prospects.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Endo, Tang Capital and Perceptive believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Penwest and Endo have moved to dismiss the Jackson Action for failure to state a claim.

A copy of the complaint in the Jackson Action is attached hereto as Exhibit (a)(5)(C) and is hereby incorporated herein by reference. A copy of the amended complaint in the Jackson Action is attached hereto as Exhibit (a)(5)(I) and is hereby incorporated herein by reference. The foregoing description of the Jackson Action is qualified in its entirety by reference to Exhibit (a)(5)(C) and Exhibit (a)(5)(I) hereto.

In addition, on August 12, 2010, Steve Welsch, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Supreme Court of the State of New York, County of Putnam, Index No. 2509/2010 (the “Welsch Action”). The Welsch Action names as defendants Penwest, the members of Penwest’s board of directors, Endo and Purchaser. The Welsch Action challenges the Proposed Merger and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Endo aided and abetted such alleged violations. In particular, the Welsch Action alleges, among other things, that (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; and (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements. The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Endo, and Purchaser believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Endo has moved to dismiss the Welsch Action for failure to state a claim. Endo has also moved to dismiss or stay the Welsch Action in favor of the Jackson Action.

A copy of the complaint in the Welsch Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description of the Welsch Action is qualified in its entirety by reference to Exhibit (a)(5)(D) hereto.

In addition, on August 18, 2010, Robert Steinmetz, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Supreme Court of the State of New York, County of Putnam, Index No. 2561/2010 (the “Steinmetz Action”). On August 25, 2010, Robert Steinmetz filed an amended complaint. The Steinmetz Action names as defendants Penwest, the members of Penwest’s board of directors, Endo and Purchaser. The Steinmetz Action also challenges the Proposed Merger and generally alleges, among other things, that Penwest and its board of directors violated various fiduciary duties in approving the Proposed Merger and that Endo aided and abetted such alleged violations. The Steinmetz Action also includes various alleged disclosure violations. In particular, the Steinmetz Action alleges, among other things, that: (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; (iii) the defendants have material conflicts of interest and are acting to better their own interests at the expense of Penwest’s public shareholders because the defendants hold restricted stock awards that will vest upon consummation of the Proposed Merger; (iv) the Proposed Merger was the result of a flawed process because the Company failed to seek out other acquirors, conduct an auction or market check, and because the negotiations with Endo were undertaken solely by the Company’s President and Chief Executive Officer; and (v) the defendants failed to disclose complete and material information in the 14D-9 regarding the decisions of Penwest’s board of directors leading up to the Proposed Merger and financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

With respect to the information concerning the events leading up to the Proposed Merger, the Steinmetz Action alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) material information concerning the implications of the TRF Product on the Amended and Restated Strategic Alliance Agreement; (ii) different views expressed by Endo and Penwest regarding the implications of the TRF product on the Amended and Restated Strategic Alliance Agreement; (iii) potential solutions discussed by Penwest and Endo as to their differing views; (iv) the value to Penwest shareholders if the Penwest board successfully asserted its position; (v) the reasons the Penwest board determined not to pursue each solution or assert its position, but rather agreed to pursue a sale to Endo; (vi) the alternative structures involving a potential spinoff of Penwest’s development assets and other potential solutions discussed by the Penwest board; (vii) a description of the assets proposed in Endo’s $4.50 per share plus spinoff proposal; (viii) the “cost and complexity” of the spinoff reviewed by the Penwest board; (ix) whether the Penwest board attributed a value to the spinoff, and if so, what the value was; (x) whether the Penwest board reviewed or considered any financial analysis to determine the value of the spinoff, and if so, the source and results of such analysis; and (xi) the reasons the Penwest board determined to wind down certain aspects of the Company’s operations and return capital to Penwest’s shareholders.

With respect to the financial information regarding the Proposed Merger, the plaintiff in the Steinmetz Action alleges that the defendants failed to accurately disclose in the 14D-9: (i) material information concerning the projections prepared by Penwest management and provided to its financial advisor, BofA Merrill Lynch, and used by BofA Merrill Lynch in rendering its fairness opinion; (ii) the probability adjustment made to the Opana ER forecasts, (iii) details regarding Penwest management estimates of additional operating income derived under the Amended and Restated Strategic Alliance Agreement; (iv) the reasons and criteria used to make the assumption underlying Penwest’s Opana ER forecasts that the level of market acceptance of the TRF Product over the first three years of launch would be similar to the level of market acceptance of Opana ER during the three years after its launch; (v) the criteria used to assume a 50% probability of approval and commercial sale of products under collaborations in the TIMERx franchise forecasts; (vi) the amount of payments expected to be received, as well as the criteria for determining an approval due in 2013 and a launch date of 2014 for the A0001 Program forecasts; (vii) what criteria was used to select the 20% probability of approval and commercial sale of product in the A0001 Program forecasts; (viii) the definition of “Unlevered Free Cash Flows” used in preparation of Penwest’s projections; and (ix) further information underlying the Penwest projections of management provided to BofA Merrill Lynch and changes that management should make to the projections.

With respect to the fairness opinion rendered by BofA Merrill Lynch, the plaintiff in the Steinmetz Action alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) the criteria and assumptions used to select the negative 15% to negative 5% perpetuity growth rates used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (ii) the criteria and key inputs used to select the 10% to 12% discount rate range used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (iii) the projections, as well as the source of the projections, for years 2028-2029 for the Company’s net operating losses (“NOLs”) used in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis; (iv) the criteria used to determine which transactions were “deemed relevant” that were used in the Premiums Paid on Selected Precedent Transactions analysis; (v) the premiums observed for each transaction in the Premiums Paid on Selected Precedent Transactions analysis, as well as the criteria used to select the 30% to 60% range used in the analysis; (vi) the implied premia of the Offer Price to the average of the closing prices for shares of Penwest common stock over various periods ending on August 6, 2010 that were reviewed and considered by BofA Merrill Lynch; and (vii) transaction multiples for the Company based on the ratio of the net transaction value derived from the Offer Price to the Company’s estimated fiscal year 2010 and 2011 EBITDA based on the Company’s forecast and estimate as of August 4, 2010 published by the sole equity research analyst that covers Penwest that were reviewed and considered by BofA Merrill Lynch.

With respect to information about BofA Merrill Lynch’s relationship with Penwest and Endo, the plaintiff alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) the complete list of services provided and currently being provided by BofA Merrill Lynch to Penwest and Endo; and (ii) the amount of compensation that BofA Merrill Lynch has received or will receive for such services.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Endo and Purchaser believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action. To that extent, Endo has moved to dismiss or stay the Steinmetz Action in favor of the Jackson Action.

A copy of the complaint in the Steinmetz Action is attached hereto as Exhibit (a)(5)(E) and is hereby incorporated herein by reference. A copy of the amended complaint in the Steinmetz Action is attached hereto as Exhibit (a)(5)(F) and is hereby incorporated herein by reference. The foregoing description of the Steinmetz Action is qualified in its entirety by reference to Exhibit (a)(5)(E) and Exhibit (a)(5)(F) hereto.

In addition, on August 26, 2010, American Capital Management LLC, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the United States District Court for the Southern District of New York, Case Number 10 CIV 6406 (the “American Action”). The American Action names as defendants Penwest, the members of Penwest’s board of directors, Endo and Purchaser. The American Action alleges that members of Penwest’s board of directors violated Section 14(e) of the Exchange Act and that Penwest, the members of Penwest’s board of directors, Endo and Purchaser violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in connection with statements made by defendants relating to the Offer. Specifically, the American Action alleges that the Schedule TO and 14D-9 contain false and misleading statements about the warrants purportedly owned by Perceptive and Edelman, and that (i) the Schedule TO is false and misleading because it implies that Perceptive and Edelman will tender their shares pursuant to Shareholder Tender Agreements, when they purportedly did not agree to tender the shares underlying the warrants they beneficially own; (ii) the Schedule TO is false and misleading because it omits to state that Perceptive and Edelman beneficially own 925,000 warrants which, by virtue of the purported optional Black Scholes valuation model, are eligible to receive greater consideration that received by other Penwest shareholders and option holders; (iii) the 14D-9 is false and misleading because it fails to disclose the interest of Edelman in the 925,000 warrants to purchase Penwest common stock and fails to disclose that he can withhold those warrants from the tender offer and receive consideration based on the Black Scholes valuation model that will substantially exceed the consideration to be received by other Penwest shareholders; and (iv) the 14D-9 is misleading because it lists in tables all stock options held by directors and officers that may be tendered, but omits the existence of 925,000 warrants and their value to Edelman and Perceptive.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Endo and Purchaser believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action.

A copy of the complaint in the American Action is attached hereto as Exhibit (a)(5)(G) and is hereby incorporated herein by reference. The foregoing description of the American Action is qualified in its entirety by reference to Exhibit (a)(5)(G) hereto.

In addition, on August 27, 2010, Don Pederson, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the United States District Court for the Southern District of New York, Case Number 10 CIV 6429 (the “Pederson Action”). The Pederson Action names as defendants Penwest, the members of Penwest’s board of directors, Endo and Purchaser. The Pederson Action alleges that Penwest and members of Penwest’s board of directors violated Sections 14(d)(4) and 14(e) of the Exchange Act. The Pederson Action also alleges that Penwest’s directors breached their fiduciary duties to Penwest’s shareholders by, among other things, failing to take steps to maximize the value of Penwest to its public shareholders and failing to fully disclose all material information. The Pederson Action also alleges that Penwest and Endo aided and abetted the purported breaches of fiduciary duties. In particular, the Pederson Action alleges, among other things, that (i) the consideration offered in the Proposed Merger is unfair because the intrinsic value of Penwest common stock is in excess of the implied value of the Proposed Merger consideration; (ii) the defendants failed to maximize shareholder value by failing to conduct an auction, market check, or shop the Company; (iii) the defendants have “locked up” the Proposed Merger by agreeing to deal protection devices including a no-solicitation provision, a matching rights provision, a $5 million termination fee, and Shareholder Tender Agreements; and (iv) the defendants failed to disclose complete and material information in the 14D-9 regarding the financial information that the Penwest shareholders need to fully consider the merits of the Proposed Merger.

Regarding the financial information and fairness opinion prepared by BofA Merrill Lynch, the plaintiff alleges that the defendants failed to fairly and accurately disclose in the 14D-9: (i) the Corporate Overhead for years past 2018 for the financial projections and forecasts for Penwest, as well as an explanation or justification as to why different products have different time periods of forecasted projections; (ii) the criteria used by BofA Merrill Lynch for selecting discount ranges ranging from 10% to 12% and perpetuity growth rates ranging from -15% to -5% for Penwest in the Sum-of-the-Parts Discounted Cash Flow Analysis; (iii) a description of whether the Sum-of-the-Parts Discounted Cash Flow Analysis includes consideration of Penwest’s stock-based compensation and how the implied per share values derived account for different time periods for each forecasted product; (iv) the identity of the equity research analyst relied upon in the Discounted Analyst Price Target analysis; and (v) a description of the criteria and premiums that BofA Merrill Lynch observed for each company in its Premiums Paid on Selected Precedent Transactions analysis. The plaintiff also alleges that the 14D-9 fails to disclose the specific services provided by BofA Merrill Lynch to Penwest and Endo in the past five years, as well as the fees received for such services.

The plaintiff in this lawsuit seeks, among other things, to enjoin the Proposed Merger, and to direct defendants to account for the damages sustained by the plaintiff as a result of the alleged wrongs. The plaintiff further seeks the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper. Penwest, its board of directors, Endo and Purchaser believe that the aforementioned lawsuit is entirely without merit and intend to vigorously defend this action.

A copy of the complaint in the Pederson Action is attached hereto as Exhibit (a)(5)(H) and is hereby incorporated herein by reference. The foregoing description of the Pederson Action is qualified in its entirety by reference to Exhibit (a)(5)(H) hereto.

While Endo, Purchaser, Penwest, and members of the Penwest board of directors (collectively, the “Defendants”) believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigating such lawsuits, on September 3, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the parties to the Pederson Action pursuant to which Defendants and such parties agreed to settle the lawsuits. The MOU resolves the allegations by the plaintiffs in the Pederson Action (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Proposed Merger and, if approved by the court, Defendants assert provides a release and settlement by the purported class of Penwest shareholders of all pending claims and other actions against the Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that Penwest would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in Amendment No. 1 to the Schedule 14D-9). The plaintiffs will also have the opportunity to review and comment on the disclosure submitted in connection with the special meeting of the shareholders of Penwest to approve the Merger and the Plan of Merger. In addition, Defendants will not oppose Plaintiffs’ counsel’s application to the court for fees and expenses in an amount not to exceed $450,000. The settlement is conditioned on further confirmatory discovery, definitive documentation, court approval, dismissal of the actions with prejudice, satisfactory confirmatory discovery by plaintiffs’ counsel, and completion of the Offer and Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend these actions.”

ITEM 12.	EXHIBITS.

(a)(1)(A)*	Offer to Purchase, dated August 20, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)*	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)*	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)*	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)*	Complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)*	Complaint filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)*	Complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(a)(5)(F)	Amended complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 25, 2010

(a)(5)(G)	Complaint filed by American Capital Management LLC in the United States District Court for the Southern District of New York on August 26, 2010

(a)(5)(H)	Complaint filed by Don Pederson in the United States District Court for the Southern District of New York on August 27, 2010

(a)(5)(I)	Amended complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 31, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)*	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable

*	Filed previously

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

West Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: September 3, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated August 20, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)*	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)*	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)*	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)*	Complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)*	Complaint filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)*	Complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(a)(5)(F)	Amended complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 25, 2010

(a)(5)(G)	Complaint filed by American Capital Management LLC in the United States District Court for the Southern District of New York on August 26, 2010

(a)(5)(H)	Complaint filed by Don Pederson in the United States District Court for the Southern District of New York on August 27, 2010

(a)(5)(I)	Amended complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 31, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)*	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable

*	Filed previously